Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BANZAI INTERNATIONAL, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Banzai International, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

1.
The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Restated Certificate”), and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Restated Certificate as follows:

The following paragraph immediately after the first paragraph of Article IV, Section (A) of the Restated Certificate is hereby amended as follows:

“Upon this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of the Class A Common Stock and Class B Common Stock, issued and outstanding immediately prior to the Effective Time and the shares of such stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as and combined into a smaller number of shares such that every 20 shares of issued and outstanding Class A Common Stock and every 20 shares of issued and outstanding Class B Common Stock immediately prior to the Effective Time are automatically combined into one (1) validly issued, fully paid and nonassessable share of Class A Common Stock and Class B Common Stock, respectively (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification and combination following the Effective Time (after taking into account all fractional shares of Common Stock otherwise issuable to such holder) shall be rounded up to the nearest whole number.

Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of Class A Common Stock or Class B Common Stock, as applicable that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Class A Common Stock or Class B Common Stock, respectively after the Effective Time into which the shares of Class A Common Stock or Class B Common Stock formerly represented by such certificate or book-entry position shall have been reclassified and combined.”

2.
This Certificate of Amendment shall be effective at 12:00 AM Eastern Time on May 8, 2026.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 28th day of April, 2026.

/s/ Joseph Davy
Joseph Davy
Chief Executive Officer